Exhibit 99.1

Ad-hoc announcement according to Art. 17 (1) MAR	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 26, 2018

Fresenius Medical Care establishes provision of EUR 200 million regarding ongoing FCPA settlement negotiations

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has decided to establish a provision in the total amount of EUR 200m in its 2017 annual financial statements with respect to its ongoing settlement negotiations with the U.S. government regarding conduct that may have violated provisions of the U.S. Foreign Corrupt Practices Act (FCPA).

This provision takes into account recent developments in the ongoing settlement negotiations with the U.S. Department of Justice and the U.S. Securities Exchange Commission. The provision represents an estimate from a range of potential outcomes. The charge encompasses government agencies’ claims for profit disgorgement, as well as accruals for fines and/or penalties, certain legal and other consultancy expenses and other related costs or asset impairments. In 2012, Fresenius Medical Care voluntarily advised the U.S. Department of Justice and the U.S. Securities Exchange Commission about its investigations into this conduct.

The settlement negotiations are continuing and have not yet achieved an agreement-in-principle; failure to reach agreement remains possible.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,752 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 320,960 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.